

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 8, 2006

Mr. James A. Lawrence
Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

   Re: General Mills, Inc.
     Form 10-K for Fiscal Year Ended May 29, 2005
     Filed July 28, 2005
     File No. 1-1185

Dear Mr. Lawrence:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 29, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Executive Overview

1.   We note that you divested of your Lloyd's barbecue business in fiscal 2005. Please confirm, if true, that you were not required to classify the disposal group associated with this business as held for sale and the subsequent discontinued operations in accordance with SFAS 144 or otherwise advise.

Financial Condition, page 17

2.   We note your presentation of i) "Adjusted debt," ii) "Adjusted debt plus certain minority interests" and iii) "Total Capital" under this heading. Given the adjustments you make to derive these amounts, it appears that you have disclosed non-GAAP measures. Please provide us with a detailed analysis that identifies each non-GAAP financial measure that you disclose in your report and specifically explain how you have or intend to comply with the requirements of Item 10(e) of Regulation S-K and/or Regulation G. Please be certain to clarify whether each measure is a liquidity or a performance measure. In instances where you have adjusted GAAP earnings for recurring items, please expand your disclosure to address the guidance in Question 8 of the *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*, located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#transition. Refer also to Release Number 33-8176: *Conditions for Use of Non-GAAP Financial Measures*, located at http://www.sec.gov/rules/final/33-8176.htm.

Note 8. Debt, page 40

Long-Term Debt

3.   We note your disclosure that the zero coupon convertible debentures you issued on October 28, 2002 contain put provisions. Please tell us how you have considered the guidance in SFAS 150, SFAS 133 and EITF 00-19 with respect to your convertible debenture and any associated embedded derivatives. You may wish to refer to section II.B. within the outline entitled Current Accounting and Disclosure Issues in the Division of Corporation Finance, located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Note 10. Stockholders' Equity, page 43

4.   We note that you entered into a forward purchase contract with an affiliate of Lehman Brothers in conjunction with their issuance in October 2004 of $750 million of notes which are mandatorily exchangeable for shares of your common stock, dubbed Premium Income Exchangeable Securities or "PIES." You state in your disclosure that you are obligated to deliver between approximately 14 million and 17 million shares of your common stock by October 2007 and that you will generally receive in exchange for these shares $750 million in cash. We further note your disclosure that you recorded a $43 million fee for this contract as an adjustment to stockholders' equity. Please provide us with a detailed analysis that indicates how you have accounted for the forward purchase contract and provide the accounting guidance that you relied upon in support of your methodology.

Exhibits 31.1 and 31.2

5.   We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification. Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, located at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification, and amend your exhibits as appropriate. This comment also applies to each of your Forms 10-Q.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief